

Mail Stop 6010

May 12, 2008

VIA U.S. MAIL

Paul A. Pittman
Chief Financial Officer
Jazz Technologies, Inc.
4321 Jamboree Road
Newport Beach, California 92660

> **Re:** **Jazz Technologies, Inc.**
> **Form 10-K for the year ended December 28, 2007**
> **Filed March 24, 2008**
> **File No. 001-32832**

Dear Mr. Pittman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief